-----------------------------

                                                              OMB APPROVAL
                                                   -----------------------------
                                                   OMB Number: 3235-0145
                                                   EXPIRES:  OCTOBER 31, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE . . .14.90
                                                   -----------------------------

                                      UNITED STATES
                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549

                                     AMENDMENT NO. 3
                                            TO
                                       SCHEDULE 13D
                        UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 THE FORTRESS GROUP, INC.
--------------------------------------------------------------------------------
                                     (NAME OF ISSUER)
--------------------------------------------------------------------------------
                         Common Stock, par value $0.01 per share
                              (TITLE OF CLASS OF SECURITIES)
                                        34956K108
                                      (CUSIP NUMBER)

                                      Murry N. Gunty
                               Prometheus Homebuilders LLC
                          LF Strategic Realty Investors II L.P.
                          LFSRI II Alternative Partnership L.P.
                       LFSRI II-CADIM Alternative Partnership L.P.
                             30 Rockefeller Plaza, 63rd Floor
                                    New York, NY 10020
                                      (212) 632-6000

                                     with a copy to:

                                R. Ronald Hopkinson, Esq.
                                     Latham & Watkins
                                     885 Third Avenue
                                 New York, New York 10022
                                      (212) 906-1200
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)

                                   August 17, 1998
                 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1

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                                       SCHEDULE 13D
-------------------------------                               ------------------------------
CUSIP NO.    34956K108                                         PAGE   2      OF   11
           ---------------                                          -- ------    --
-------------------------------                               ------------------------------


--------------------------------------------------------------------------------------------

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1    Prometheus Homebuilders LLC
--------------------------------------------------------------------------------------------



       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
  2                                                                                  (b) [ ]
--------------------------------------------------------------------------------------------


  3    SEC USE ONLY
--------------------------------------------------------------------------------------------


  4    SOURCE OF FUNDS
         AF (See Item 3)
--------------------------------------------------------------------------------------------


  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

       IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------------------

  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------------------


                                SOLE VOTING POWER

      NUMBER OF           7     7,565,512(1)
       SHARES                   ----------------------------------------------------------------------
     BENEFICIALLY
      OWNED BY                  SHARED VOTING POWER
       EACH
      REPORTING           8     None
       PERSON         ----------------------------------------------------------------------
        WITH
                                SOLE DISPOSITIVE POWER

                          9     7,565,512
                      ----------------------------------------------------------------------

                                SHARED DISPOSITIVE POWER

                         10     None
--------------------------------------------------------------------------------------------


       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11   7,565,512
--------------------------------------------------------------------------------------------


  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [X]
--------------------------------------------------------------------------------------------


       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13   41.3%
--------------------------------------------------------------------------------------------


       TYPE OF REPORTING PERSON*

  14   OO (limited liability company)
--------------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------

(1) Including 6,666,667 shares of Common Stock receivable upon conversion of the Class AA Preferred Stock (as defined in the preamble) (See Item 5).

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                                       SCHEDULE 13D
-------------------------------                               ------------------------------
CUSIP NO.    34956K108                                         PAGE   3      OF   11
           ---------------                                          -- ------    --
-------------------------------                               ------------------------------


--------------------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1 LF Strategic Realty Investors II L.P.
--------------------------------------------------------------------------------------------



      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
  2                                                                                 (b) [X]
--------------------------------------------------------------------------------------------

  3   SEC USE ONLY
--------------------------------------------------------------------------------------------

  4   SOURCE OF FUNDS
      AF (See Item 3)
--------------------------------------------------------------------------------------------


      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

  5   PURSUANT TO ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------------------


      CITIZENSHIP OR PLACE OF ORGANIZATION
  6   Delaware
--------------------------------------------------------------------------------------------

                                SOLE VOTING POWER

                          7     None
                      ----------------------------------------------------------------------

      NUMBER OF
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            8     7,565,512(2) (See Item 2)
        EACH                      ----------------------------------------------------------------------
      REPORTING
       PERSON                   SOLE DISPOSITIVE POWER
        WITH
                          9     None
                      ----------------------------------------------------------------------

                                SHARED DISPOSITIVE POWER

                         10     7,565,512 (See Item 2)

                      ----------------------------------------------------------------------

--------------------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 11   7,565,512
--------------------------------------------------------------------------------------------


 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [X]
--------------------------------------------------------------------------------------------

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13   41.3%
--------------------------------------------------------------------------------------------

      TYPE OF REPORTING PERSON*

 14   PN (limited partnership)
--------------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
----------

(2) Including 6,666,667 shares of Common Stock receivable upon conversion of the Class AA Preferred Stock (as defined in the preamble) (See Item 5).

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                                       SCHEDULE 13D
-------------------------------                               ------------------------------
CUSIP NO.    34956K108                                         PAGE   4      OF   11
           ---------------                                          -- ------    --
-------------------------------                               ------------------------------



--------------------------------------------------------------------------------------------

       NAME OF REPORTING PERSON
       SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1 LFSRI II Alternative Partnership L.P.
--------------------------------------------------------------------------------------------



       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
  2                                                                                  (b) [X]
--------------------------------------------------------------------------------------------

  3    SEC USE ONLY
--------------------------------------------------------------------------------------------


       SOURCE OF FUNDS
  4    AF (See Item 3)
--------------------------------------------------------------------------------------------


       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

  5    PURSUANT TO ITEMS 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------------------


       CITIZENSHIP OR PLACE OF ORGANIZATION
  6    Delaware
--------------------------------------------------------------------------------------------


                                SOLE VOTING POWER

      NUMBER OF           7     None
        SHARES        ----------------------------------------------------------------------
     BENEFICIALLY
      OWNED BY
       EACH                     SHARED VOTING POWER
     REPORTING
      PERSON              8     7,565,512(3) (See Item 2)
       WITH           ----------------------------------------------------------------------


                                SOLE DISPOSITIVE POWER

                          9     None
                      ----------------------------------------------------------------------


                                SHARED DISPOSITIVE POWER

                         10     7,565,512 (See Item 2)
--------------------------------------------------------------------------------------------


       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  11   7,565,512
--------------------------------------------------------------------------------------------


  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*            [X]
--------------------------------------------------------------------------------------------

       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

  13   41.3%
--------------------------------------------------------------------------------------------


       TYPE OF REPORTING PERSON*

  14   PN (limited partnership)
--------------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
----------

(3) Including 6,666,667 shares of Common Stock receivable upon conversion of the Class AA Preferred Stock (as defined in the preamble) (See Item 5).

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                                                               PAGE   6       OF  11

--------------------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
      SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  1 LFSRI II-CADIM Alternative Partnership L.P.
--------------------------------------------------------------------------------------------




      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) [ ]
  2                                                                                 (b) [X]
--------------------------------------------------------------------------------------------


  3   SEC USE ONLY
--------------------------------------------------------------------------------------------


      SOURCE OF FUNDS
  4   AF (See Item 3)
--------------------------------------------------------------------------------------------


      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

  5   PURSUANT TO ITEMS 2(d) or 2(e)                                                   [  ]
--------------------------------------------------------------------------------------------


      CITIZENSHIP OR PLACE OF ORGANIZATION
  6   Delaware
--------------------------------------------------------------------------------------------


                                SOLE VOTING POWER

                          7     None
                      ----------------------------------------------------------------------

     NUMBER OF
       SHARES                   SHARED VOTING POWER
    BENEFICIALLY
      OWNED BY            8     7,565,512(4) (See Item 2)
       EACH                      ----------------------------------------------------------------------
    REPORTING
      PERSON
                                SOLE DISPOSITIVE POWER

                          9     None
                      ----------------------------------------------------------------------


                                SHARED DISPOSITIVE POWER

        WITH             10     7,565,512 (See Item 2)
--------------------------------------------------------------------------------------------


      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 11   7,565,512
--------------------------------------------------------------------------------------------


 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*             [X]
--------------------------------------------------------------------------------------------


      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

 13   41.3%
--------------------------------------------------------------------------------------------


      TYPE OF REPORTING PERSON*

 14   PN (limited partnership)
--------------------------------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
----------

(4) Including 6,666,667 shares of Common Stock receivable upon conversion of the Class AA Preferred Stock (as defined in the preamble) (See Item 5).

        This Amendment No. 3, dated August 27, 1998, which amends the Schedule 13D, dated March 3, 1998, (the "Previous Statement"), of the Reporting Persons (as defined below) is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to the purchase by Alternative and Cadim (each defined below) of an interest in Prometheus (as defined below), the holder of interests in the Issuer described in the Previous Statement.

ITEM 1. SECURITY AND ISSUER.

        No change.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is filed by Prometheus Homebuilders LLC, a Delaware limited liability company ("Prometheus"), and LF Strategic Realty Investors II L.P. ("LFSRI II"), LFSRI II Alternative Partnership L.P. ("Alternative") and LFSRI II-CADIM Alternative Partnership L.P. ("Cadim"), each a Delaware limited partnership (together, the "Reporting Persons").

        (b) The principal business offices of the Reporting Persons are c/o Lazard Freres Real Estate Investors LLC ("LFREI"), 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.

        (c) Prometheus is a special purpose investment vehicle formed to acquire and hold the Common Stock of the Company and the Preferred Stock, Warrants and Supplemental Warrants as contemplated by the Stock Purchase Agreement, all as described in the Previous Statement. LFSRI II, Alternative and Cadim are investment partnerships formed to invest in companies active in the real estate industry. The sole owner of Prometheus prior to the sale of membership interest in Prometheus to Alternative and Cadim was LFSRI II, and the general partner of LFSRI II, Alternative and Cadim is LFREI. LFSRI II, Alternative and Cadim own a 86.1592%, 10.3806% and 3.4602% managing member interest in Prometheus, respectively. LFREI's activities consist principally of acting as general partner of several real estate investment partnerships that are affiliated with Lazard Freres & Co. LLC. ("Lazard"). Lazard disclaims beneficial ownership of any of the shares of Common Stock reported in this Statement. The name, business address and principal occupation or employment of the executive officers of LFREI are set forth on Schedule 1 hereto and incorporated by reference herein.

        (d) and (e) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

        (f) Each person listed on such Schedule 1 is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The consummation of the transactions will be pursuant to a Securities Purchase Agreement, dated as of August 1, 1998, between LFSRI II and Alternative, and a Securities Purchase Agreement, dated as of August 1, 1998, between LFSRI II and Cadim (together, "Securities Purchase Agreements").

The funds for both transactions are to be made available from capital commitments of the Limited Partners of Alternative and Cadim.

ITEM 4. PURPOSE OF TRANSACTION.

        Alternative and Cadim are co-investors with LFSRI II. Alternative and Cadim are thus purchasing a portion of the investments owned by LFSRI II, including the investment in Prometheus, the holder of securities of the Issuer listed in Item 1 of the Previous Statement.

        The foregoing discussion of the Securities Purchase Agreements is qualified in its entirety by the full text of such agreements, a copy of which is attached hereto as Exhibits 1 and 2 and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) By virtue of Alternative and Cadim being members of Prometheus, each of Alternative and Cadim may beneficially own the interests of the Issuer attributed to LFSRI II in the Previous Statement.

        (b) No change.

        (c) Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the parties listed on Schedule 1 hereto have acquired any shares of Common Stock of the Company during the past sixty days, other than the purchases reported herein.

        (d) No change.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        No change.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1. Stock Purchase Agreement dated as of August 1, 1998 between
                 LFSRI II and Alternative

      Exhibit 2. Stock Purchase Agreement, dated as of August 1, 1998, between LFSRI II and Cadim

                                        SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                     PROMETHEUS HOMEBUILDERS LLC

                     By:  LF Strategic Realty Investors II L.P.,
                          as managing member

                     By: Lazard Freres Real Estate Investors L.L.C., as general partner



                     By:  /s/ Murry Gunty
                          ---------------
                     Name:    Murry Gunty
                     Title:   Principal




                     LF STRATEGIC REALTY INVESTORS II L.P.
                     LFSRI II ALTERNATIVE PARTNERSHIP L.P.
                     LFSRI II-CADIM ALTERNATIVE PARTNERSHIP L.P.

                     By: Lazard Freres Real Estate Investors L.L.C., as general partner



                     By:  /s/ Murry Gunty
                          ---------------
                     Name:    Murry Gunty
                     Title:   Principal





Dated:  August 27, 1998